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December 17, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Minnesota Life Insurance Company
     Minnesota Life Individual Variable Universal Life Account
     Pre-Effective Amendment Number 1
     File Numbers 333-198279 and 811-22093

Commissioners:

On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Individual Variable Universal Life Account (the "Account"), we have attached for filing on Form N-6/A a registration statement under the Securities Act of 1933 (the "Securities Act") and an amendment to the Account's registration under the Investment Company Act of 1940 (the "Registration Statement") for certain Variable Universal Life Insurance Policies (the "Policy") to be issued through the Account.

This filing incorporates staff comments, financial statements, as well as other non-material changes. If you have any questions or comments regarding the Registration Statement, please call the undersigned at
(651) 665-4593 or Thomas Bisset at (202) 383-0118.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen

cc: Thomas Bisset, Esq.